UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 11 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Thorn Lighting renews contract with TNT Logistics, 10 August 2005

10 August 2005

Thorn Lighting renews contract with TNT Logistics

Global lighting manufacturer Thorn Lighting has renewed its U.K. distribution contract, worth £2.5m annually, with TNT Logistics. The two companies have been working together for 13 years.

Thorn is a first class, global brand for complex indoor and outdoor lighting projects. It is also able to supply a wholesaler product range concentrating on luminaires with clear competitive advantages of quality, ease of installation, marketing, value and excellent logistic service.

"We had to win the business through a tough competitive tender and we are delighted that Thorn has renewed its distribution contract with us," says Rob McWhirter, Business Development Director, TNT Logistics UK Limited.

The contract operates from Thorn's National Distribution Centre at Spennymoor, County Durham. Thorn has 8-9,000 products in stock at any one time, which range from linear fluorescents to street lighting columns and stadia floodlights. Customers are offered a 48-hour delivery service on all stock items, supplemented by a 24-hour overnight service if required.

TNT Logistics uses a fleet of dedicated demountable drawbar vehicles to deliver up to 1,000 pallets of product per week to Thorn's network of 637 wholesalers. A further 200 - 300 parcels per week are dispatched via an overnight service provided by TNT Express. Individual deliveries range from a padded bag to a full artic load.

New features of the contract include in-cab technology delivering real-time POD capture and web-based customer access, and Paragon routing software to provide greater delivery efficiencies.

Thorn Lighting's U.K. distribution manager - Peter Arthy - says: "We have worked closely with TNT Logistics for many years and they understand our business and our customers' requirements. Importantly this renewal coincides with the launch of 'LumExpress' - our new service programme for the distribution of popular luminaires through wholesalers. This initiative is set to become the best and most recognised lighting product range at trade counters of electrical wholesalers and its success is heavily dependent upon TNT Logistics' service capability. We look forward to continuing our excellent relationship."

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight management unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.3 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V. With its two brands TNT and Royal TPG Post, TNT is a global provider of mail, express and logistics services. The group employs around 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT group web site is: www.tnt.com/group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: August 11 2005